From: lewis gold ██████████
Sent: Friday, March 31, 2023 8:57 AM
To: Sol Trujillo ███████████; Marlow Hernandez ████████████████████; Alan Muney ██████████; Angel Morales ███████████████; Kim Rivera ██████; Jacqui Guichelaar ████████
Cc: David Armstrong ████████████; Michael Aiello ██████████; Amanda Fenster ████
Subject: Official resignation letter

Dear members of Cano Board:

As u know , I officially resigned without explanation on Thursday's March 30 th board call- I am now writing to tender my resignation from Cano Board effective March 30 th As u know , I have a long history of being involved in healthcare public and private entities as both a board member and true physician operator - I personally served on Cano Board as a private company and thru the Public transition.

I have tried at all times to act as a true fiduciary to the shareholders and protect their interest - unfortunately, besides Elliot Cooperstone and Barry Sternlicht (fellow board members , all other board members were more interested in protecting the CEO Marlow Hernandez rather than the shareholders.

About 6 months ago , the board became aware of multiple potential compliance and related party issues - The board first hired outside counsel Weil Gotschal to do an evaluation of multiple issues - I concur with all that Barry Sternlicht stated in his public resignation but will now list below the multiple reasons that the Cano board has acted truely in bad faith and has ignored the following :

1-Weil evaluated that our CEO borrowed 30 million dollars from an executive whose practice Cano acquired and who is a direct report to him - Although Weil concluded that it was a non disclosable event since stock wasn't pledged, they did conclude that the behavior of the CEO was " egregious " and needs to be remediated

2-Weil also just recently yesterday reported to the board on our CEO's related party issues - Weil interviewed multiple execs about our CEO 's father's involvement in not just Cano builders but his multiple marketing endeavors involved with Cano- without going into further detail , their findings indicated Marlow's dad was not truthful and the marketing company Immersion refused to answer their multiple text , email and phone call requests- all of this should have put the board on alert but obviously the board had already totally made up their mind prior to the Weil findings and voted to retain Marlow as CEO Weil was going to discuss other related party issues such as On Site dental providing all dental services to Cano despite the CEO's wife owning a significant equity position in the company and having one of Cano's executive on their board - once again the board (all excluding Elliot. Barry and me) elected not to investigate it even have a meaningful discussion A special committee was formed that excluded Barry. Elliot and myself - this committee sole purpose without our knowledge was to hire outside counsel to address Barry's prior email about changes in management After the Weil presentation yesterday, the special committee presented their recommendation to retain Marlow as CEO without even considering the Weil related party findings !!This special committee was basically formed against the three of us because we disagreed with the performance of the company, the loss of shareholder's value, our desire to sell all non core non performing assets, and of course the related party and loan issues.

The unfortunate part of this is that there were multiple execs with years of experience that could have quickly taken over and rebuilt an credible compliant profitable company-already some of those qualified execs have handed in their resignations! Unfortunately, the majority of the board's sole purpose seems to protect the CEO and totally disregarded any other issues that I listed - I no longer can serve on Cano Board and hereby tender my resignation basically effective yesterday March 30, 2023 (at the board meeting where Weil presented their findings on related party) Sincerely, Lewis Gold

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